Interim Report

Interim Report

First half 2023

INTERIM REPORT

FIRST half 2023

CEO’s commentS

Dear Shareholders,

IDEX Biometrics continues its positive momentum in the second quarter of 2023. Global demand for secure identity solutions in a digital world is increasing exponentially, driving demand for biometric technologies. A surge in credential theft and cyber security incidents around the world forces decision makers to implement new methods to improve security while improving customer experiences. This trend is fueling demand for biometric smart card solutions for payments and access management from IDEX Biometrics, leading to strong second quarter results for the company.

Consumer preferences, regulations and standardization support the move from PIN and passwords to biometrics. EMVCo is currently in the process of finalizing the requirements for biometric payment cards. This industry standardization is expected to accelerate the market, as it will set the biometric payment card performance standards, combining seamless user experiences and robust security.

Governments are becoming more actively involved in regulating and improving the frameworks for online security, for both public and private sectors and the economy at large. As an industry leader, IDEX Biometrics participated in discussions at the White House about multifactor authentication and the use of biometrics as a secure and user-friendly verification method to safeguard US federal agencies from cyber threats.

IDEX Biometrics continues to expand our global partnership network to drive the adoption of IDEX’s biometric smart card solutions. In the second quarter, we further solidified our position in the ecosystem by announcing a partnership with STMicroelectronics, a leading provider of technology to the secure payments industry. IDEX Biometrics secured two additional design wins with card manufacturers in the Middle East and Malaysia and formed reseller agreements with two high-volume card manufacturers to expand our market reach.

During the quarter, the IDEX Pay complete solution passed all the required certification testing by Mastercard for use on its payment network. A formal Letter of Approval is anticipated in the coming weeks. This milestone provides smart card manufacturers and end-customers an expedited route to producing fully certified biometric payment cards, thereby minimizing the need for them to undertake the entire certification process, which is time-consuming and costly. We anticipate biometric payment cards based on this solution will stimulate growth for the entire market, starting in late 2023 and accelerating throughout 2024 and beyond.

The IDEX Pay complete solution has been selected by 17 card manufacturers and resellers who will be bringing new biometric payment cards to market. We are actively engaged in enabling our

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FIRST half 2023

card manufacturing partners, who collectively produce over 1.2 billion cards globally each year, to complete their card certification process and begin production shipments by the fourth quarter of this year. In the second quarter, IDEX Biometrics received its first production order for IDEX Pay from a leading European manufacturer, totaling nearly 1 million USD. This scale order includes IDEX biometrics software operating system and sensor technology and will service banks launching biometric cards in Bangladesh, India, and Turkey.

To strengthen our go-to-market model, IDEX Biometrics recently announced the collaboration with Goldpac Fintech to deploy biometric cards based on IDEX Biometrics solution for payments and identity access outside of China. Goldpac is the world’s fourth largest payment card supplier with a portfolio of more than 1700 issuers and financial institutions and will contribute to the market acceleration in Asia and globally.

We have also initiated a partnership with SELP, a French card manufacturer and personalization center that accounts for more than 350 million cards per year across 60 countries globally. In addition, we are, an innovative payments solution provider, with an annual volume of more than 250, who will deploy IDEX Biometrics card technologies for both payments and digital identification markets.

In line with our market focus, IDEX Biometrics is taking biometric payment cards to market with an innovative bank in Azerbaijan, another sign of growing demand from Eastern Europe. This brings a total of 18 banks currently launching cards with IDEX Biometrics technology across the globe.

Developers of enterprise identity and access management solutions in all regions are selecting IDEX Biometrics, including our matcher and bio-manager software. Our biometric system supports a variety of applications and identity access solutions. IDEX Biometrics is now an Associate Member of the FIDO Alliance. FIDO’s global industry standards for strong authentication aim to reduce reliance on passwords, and support strong, secure, private, and easy authentication methods.

In the second quarter, IDEX Biometrics received a production order from PONE Biometrics to supply fingerprint sensors to PONE’s open-API smart device, OFFPAD. Additionally, we announced a new partnership with AuthenTrend in Asia, which will leverage IDEX’s technologies for their next-generation ATKey series identity access product.

With an increasing number of banks, issuers, and enterprises adopting IDEX Biometrics, we are uniquely positioned as a leading global biometric technology provider. Card manufacturers worldwide are planning for biometric card program launches with their customers. IDEX Biometrics and our ecosystem partners are set up to respond to the accelerated demand for biometric payment cards in Asia, the Middle East, and Europe, as well as for our enterprise access management solutions across all regions.

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Highest ever revenue in a quarter

In the second quarter of 2023, IDEX recorded a record $1.5 million of quarterly revenue. Revenue increased 18% compared to the previous quarter and 32% year-over-year. For the first six months of 2023, revenues increased 29% compared to the same period in 2022.

Gross profit margin was 22% for the second quarter of 2023 compared to 26% in the first quarter of 2023. Gross margin in the second quarter of 2023 was adversely impacted by inventory adjustments. Absent the inventory adjustments, gross margin would have been similar to the first quarter of 2023.

Current revenues and product mix are based on high customer concentration with long-duration contracts. As we continue scaling the IDEX Pay solution, our margins are expected to expand as we broaden our customer base as well as increase software and solution sales as part of our product mix.

Operating expenses, excluding cost of materials and depreciation, were $7.3 million in the second quarter and decreased from the previous quarter. As the company continues to transition from development to full commercial operations, further initiatives to streamline operations have been implemented after the second quarter of 2023. We aim to decrease operating expenses by approximately 30% compared to the first quarter of 2023. The cost reductions will impact the third quarter and take full effect by the end of 2023. The streamlined organization and expense optimization are aligned with the company’s strategy and focus on commercial acceleration.

In addition, the company’s board of directors has voluntarily decided to delist the ADRs traded on Nasdaq (ticker IDBA). This action is part of the above reduction in the operating costs as the company’s listing fees and additional public company costs related to the Nasdaq listing will lapse. The listing on the Euronext Oslo Børs of IDEX Biometrics shares (ticker IDEX) continues unchanged.

Vince Graziani
Chief Executive Officer

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FIRST half 2023

IDEX Biometrics

IDEX Biometrics is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity. Our solutions bring convenience, security, peace of mind, and seamless user experiences to the world.

Built on patented and proprietary sensor technologies, hardware and software, our biometric solutions target card-based applications for payments and digital authentication. As an industry-enabler we partner with leading card manufacturers and technology companies to bring our solutions to the market.

Products and Technology

Our biometrics technology solutions for payments were specifically designed to enable a seamless user experience for contactless biometric payment transactions while significantly increasing security.

Our products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (Application Specific Integrated Circuits, executing a range of functions), biometric software and matching algorithms, card operating system and applet software, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact-only payment cards across payment networks offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. IDEX Biometrics enables cost effective biometric smart cards with industry-leading performance.

Using our proprietary remote solutions to add fingerprint, cardholders can easily scan and activate their fingerprint on their cards remotely without the need to visit a bank branch or ATM, and without communicating sensitive biometric information to third parties. An encrypted template of the fingerprint is stored directly on the card’s secure encryption chip. Therefore, sensitive biometric information is never communicated to third parties or stored in a connected database. We are always committed to investing in patents and other intellectual property protection measures that ensure that our products are, and remain, unique in our target markets.

Competitive Positioning

Our core competencies are based on proven expertise in biometric applications including integrated system design, biometric algorithm and software development, integrated circuit design and packaging. We are adept at problem-solving and creative collaboration with customers and partners across the card industry.

We enable people to prove their identity in a simple, secure and personal way. To do so, IDEX Biometrics enables digital authentication with biometric fingerprint sensors and related

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technologies, and applications. We are focusing on biometrically enabled authentication applications, primarily delivered in card form factors with no batteries. Our solution is powered through harvesting energy emitted by point-of-sale terminals, mobile phones or other card reading devices. Our solutions fit in various applications in payments as well as digital identity access and cryptocurrency hard wallets.

The Company’s solutions use a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: a flexible, polymer-based sensor array and a separate ASIC, delivering demonstrably superior performance and compelling economics.

Since its inception, the smart card industry has been enabled by a small number of trusted suppliers for secure element encryption chips, including Infineon Technologies, STMicroelectronics, and NXP. IDEX has developed biometric smart card solutions together with technology from both Infineon and STMicroelectronics. This provides biometric smart card manufacturers with solutions enabled by partners they have relied on for more than 25 years.

With our technology solution, our customers benefit from integration opportunities with multiple secure elements, inlay technologies, card manufacturing methods and software operating systems. This provides flexibility to card manufacturers who have established supply chain partners and manufacturing methods. This also provides flexibility to enable solutions globally as our solutions are set up to integrate with the most relevant and highest performing ecosystem partners across geographies and applications.

Our Opportunity

The company’s goal is to enable biometric smart cards with a seamless user experience, at a price point that enables mass market adoption. With the IDEX Biometrics sensor solutions and other technologies we offer a high level of performance at a compelling price point. We are positioned to achieve our objective of becoming the leading provider of fingerprint biometric solutions for payment cards and digital authentication applications.

IDEX Pay, the IDEX Biometrics complete payment solution is integrated with Infineon Technology AG’s SLC38. SLC38 is part of the latest generation SE from Infineon, the market leader in secure elements, SEs, for smart cards. IDEX Biometrics is preferred partner member of Infineon’s Security Partner Network, ISPN. We have developed a proprietary card operating system and are using a third-party customized inlay and antenna design, both of which are optimized for the combined IDEX sensor solution and SLC38 reference design. We have achieved 17 smart card design wins for this joint and now certified solution.

The IDEX Biometrics solution can work with multiple secure elements, and we recently announced the advanced solution for biometric smart cards, leveraging the latest secure element from leading semiconductor security provider, STMicroelectronics, fully integrated with ST’s STPay-Topaz-Bio Operating System and payment applets. This high-performance solution includes the ST31N600 secure microcontroller with biometric features, packaged in a single-chip EMV module, and includes a cost-effective solution to add fingerprint.

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Financial review

Statements of profit and loss

For the second quarter ended June 30, 2023, IDEX Biometrics recorded consolidated revenue of $1.5 million. Sequentially, second quarter revenue increased 18% from the first quarter of 2023, reflecting an increase in shipments to our two largest customers in the payment card segment. By comparison, second quarter 2022 revenue was $1.1 million for a year-over-year quarterly increase of 32%.

For the first six months 2023, the Company recorded consolidated revenue of $2.7 million, compared to 2.1 million for the same period in 2022, representing an increase of 29%.

Cost of materials increased by $0.1 million from $1.0 million for the second quarter of 2022, reflecting higher consumption of inventories associated with increased product sales.

Cost of materials totaled $2.1 million the first six months 2023, compared to $1.7 million for the first six months 2022. Cost of materials as a percentage of revenue is impacted by product mix as well as costs of wafers, assembly services, and certain components. One-time costs such as the write-off of inventory are also included in cost of materials.

Gross profit margin, as a percentage of revenue, was 22% for the second quarter of 2023, compared to 26% in the first quarter of 2023. The sequential decrease in gross margin was due inventory adjustments that adversely impacted gross margin. Absent the inventory adjustments, gross margin would have been similar to first quarter of 2023. For the second quarter of 2022, the gross profit margin was 7%. The lower margin in the second quarter of 2022 reflected higher costs of wafers, assembly services, and certain components, as well as the write-off of previous-generation products held in inventory.

On a year-to-date basis, gross profit margin for the first six months of 2023 was 24%, compared to 18% for the first six months of 2022. Both product cost decreases, improved product pricing and an inventory write-off that was included in the second quarter of 2022 contributed to the increase in gross profit margin in the first half of 2023 as compared to the comparable prior period.

Compensation and benefits expenses totaled $4.0 million for the second quarter of 2023, a decrease from $4.8 million for the second quarter of 2022. Compensation and benefits expenses totaled $8.4 million in the first six months of 2023 compared to $9.8 in 2022. The year-over-year decrease is due to staff reduction efforts implemented in 2022 partially offset by an increase in variable compensation.

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FIRST half 2023

Share-based compensation expense, which is non-cash, totaled $0.3 million for the second quarter of 2023, in contrast to $0.5 million recorded for the second quarter of 2022 and $0.4 million recorded for the first quarter of 2023. Quarterly variances in share-based compensation are attributable to the number of subscription rights vesting in the period, and changes in the price of an ordinary share which influences the accrual of estimated employer’s tax which will be due when a subscription right is exercised. Share-based compensation expense totaled $0.7 million for the first six months of 2023, in contrast to $1.0 million recorded for the first six months of 2022, primarily because of reduced tax accruals due to lower share prices in 2023.

Our staff is made up of employees and individual contractors. On a full-time equivalent (FTE) basis, our staff totaled 99 on June 30, 2023, down from 108 on June 30, 2022 and unchanged from the beginning of 2023. The year-over-year decrease in staff reflects the net of personnel additions in marketing and sales, offset by staff reductions in 2022 and attrition in R&D.

Research and development (R&D) expenses include the external costs of product development, prototype manufacturing, and pre-release product testing. The cost of employees engaged in R&D is included in Compensation and benefits. R&D expenses are reported net of earned government grants in support of R&D activities.

Timing of the receipt of such grants is generally subject to the completion of qualifying activities. Net R&D expenses, as presented, totaled $0.9 million for the second quarter of 2023, in contrast to $1.0 million for the second quarter of 2022 and $0.9 million for the first quarter of 2023.

R&D expenses totaled $1.8 million for the first six months of 2023, in contrast to $2.0 million for the first six months of 2022. These costs are primarily design and development costs, product testing and qualification costs and costs related to patents and trademarks during the period.

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $2.5 million for the second quarter of 2023, in contrast to $2.3 million for the second quarter of 2022. Other operating expenses totaled $2.1 million for the first quarter of 2023. The year-over-year increase is associated largely with higher sales costs, reflecting the expansion of our commercial activities. Other operating expenses totaled $4.5 million for the first six months of 2023, in contrast to $4.3 million for the first six months of 2022, on similar factors to the quarter variation.

Amortization and depreciation charges totaled $0.4 million for the second quarter of 2023, in contrast to $0.3 million for the second quarter of 2022 and $0.3 million for the first quarter of 2023. The depreciation charges are primarily associated with the depreciation of right-of-use assets.

Amortization and depreciation charges totaled $0.7 million for the first six months of 2023, similar to $0.7 million for the first six months of 2022, due to stable depreciation of right-of-use assets.

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Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled expenses of $0.1 million for the second quarter of 2023, in contrast to expense of $0.9 million recorded for the second quarter of 2022. Net financial items totaled to an income of $0.2 million for the first quarter of 2023. Net financial items totaled income of $0.1 million for the first six months of 2023, compared to expense of $1.1 million in the first six months of 2022. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to other currencies of countries in which IDEX Biometrics has operations, mainly British Pounds to the U.S. dollar.

The company recorded a minor amount of income tax expense for the first quarter of 2023 and no income tax expense in the first quarter of 2022. IDEX Biometrics operates at a loss and has a substantial tax loss carryforward position in Norway, it has not recognized to date any deferred tax assets in its Statements of financial position.

Net loss for the second quarter of 2023 totaled $7.4 million, representing a loss per share of $0.01, in contrast to a net loss of $9.2 million for the second quarter of 2022, representing a loss per share of $0.01, and a net loss of $7.2 million for the first quarter of 2023, representing a loss per share of $0.01.

Net loss for the first six months of 2023 totaled $14.7 million, representing a loss per share of $0.01, in contrast to a net loss of $17.4 million for the first six months of 2022, representing a loss per share of $0.02.

Statements of Cash Flows

The company incurred an operating cash outflow of $7.1 million for the second quarter of 2023, in contrast to operating cash outflows of $9.0 million for the second quarter of 2022 and $9.0 million for the first quarter of 2023. The decreased year-over-year cash outflow for the second quarter was a consequence of the quarter’s reduced net loss and lower working capital requirements.

Operating cash outflow for the first six months of 2023 totaled $16.1 million, in contrast to an outflow of $17.4 million for the first six months of 2022. The year-over-year decrease in operating cash outflow was due to a lower net loss partially offset by higher working capital requirements.

Investing activities (i.e., capital expenditure) were insignificant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights, net of payments associated with lease liabilities, totaled $10.8 million for the second quarter of 2023, in contrast to an outflow $0.1 million for the second quarter of 2022.

For the first six months of 2023, cash flow from financing activities totaled $10.9 million in contrast to an outflow $0.1 million for the first six months of 2022.

IDEX Biometrics completed a private placement transaction during the second quarter of 2023.

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The cash balance totaled $11.0 million as of June 30, 2023, in contrast to $16.3 million as of June 30, 2022, and $16.1 million as of December 31, 2022.

Statements of Financial Position

The largest assets held on the company’s Statements of financial position as of June 30, 2023, were cash of $11.0 million, inventory of $6.5 and acquired intangible assets of $2.2 million, representing 40%, 24% and 8% of total assets, respectively. Total intangible assets included goodwill of $968 thousand.

IDEX Biometrics has developed intellectual property and has incurred product development costs. The value of self-developed IP is generally not recorded on the Statements of financial position, because it does not satisfy accounting criteria for capitalization. No development costs were capitalized during the six months ended June 30, 2023. Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $3.2 million as of June 30, 2023, in contrast to $1.3 million as of June 30, 2022, and $2.7 million at December 31, 2022.

Other than right-of-use leased assets, Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

Inventory totaled $6.5 million as of June 30, 2023, in contrast to $2.0 million as of June 30, 2022, and $4.4 million as of December 31, 2022. IDEX Biometrics is a fabless developer of semiconductor-based products, and its manufacturing operations are outsourced. Inventory consists of raw materials (primarily semiconductor components and substrates), work-in-progress (primarily incomplete assemblies) and finished goods (completed fingerprint sensing devices available for sale). A large share of the inventories is physically located at the contract manufacturing partners’ sites.

There have been significant and uncertain lead times across the electronics industry in 2022. To reduce the risk of delays and reduce lead time for our customers, IDEX Biometrics increased inventory of long lead time materials and components such as silicon chips, as well as finished goods during 2022 and into 2023.

Customer accounts receivable totaled $1.1 million as of June 30, 2023, in contrast to $1.4 million as of June 30, 2022, and $1.3 million as of December 31, 2022. No customer accounts necessitated a bad debt reserve as of June 30, 2023.

Total short-term liabilities totaled $6.0 million as of June 30, 2023, compared to $2.7 million as of June 30, 2022, and $5.0 million as of December 31, 2022. Variations in short-term liabilities are the result of activity levels such as increased accounts payable levels associated with higher purchases of inventories and the timing of expense accruals and the settlement of payables.

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Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $9.7 million as of June 30, 2023, $4.6 million as of June 30, 2022, and $6.2 million as of December 31, 2022.

As revenues continue to increase, net working capital will increase with the levels of inventory and customer accounts receivable. The increase will likely be partially offset by an increase in trade accounts payable.

Equity totaled $19.6 million as of June 30, 2023, in contrast to $22.8 million as of June 30, 2022, and $22.8 million as of December 31, 2022. The change during the periods was primarily the result of the private placements, offset by the net losses in the respective periods.

At the end of 2022, IDEX Biometrics allocated $18.0 million of Paid-in capital against Accumulated losses. Total equity was not affected by the allocation.

As of June 30, 2023, the Company had no debt to financial institutions or lenders.

Liquidity

IDEX Biometrics incurred an operating cash deficit of $7.1 million for the second quarter of 2023, in contrast to operating cash deficits of $9.0 million for the second quarter of 2022 and $9.0 million for the first quarter of 2023.

The operating cash deficit for the first six months of 2023 totaled $16.1 million, in contrast to a deficit of $17.4 million for the first six months of 2022.

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, receipt of inventoried materials, and disbursements to vendors.

The Company incurred capital expenditures of $190 thousand for the second quarter of 2023, in contrast to capital expenditures of $51 thousand for the second quarter of 2022, and a net income due to a vendor credit of $18 thousand for the first quarter of 2023.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $7.4 million as of June 30, 2023, in contrast to $15.6 million as of June 30, 2022, and $13.4 million as of December 31, 2022.

We have incurred significant operating losses and negative cash flows during the development stage of our business. While the Company has taken measures to significantly reduce operating expenses, it does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months. The Company is exploring all options to raise additional capital by the end of 2023 to fund commercialization efforts.

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FIRST half 2023

While the Company has been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future.

The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

U.S. regulatory matters

The Company’s American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Euronext Oslo Børs) are listed on the Nasdaq Capital Market under the ticker symbol IDBA. In connection with this listing, the Company is subject to securities regulations in the United States.

On July 21, 2023 IDEX Biometrics announced it has given formal notice to the Nasdaq Stock Market of the Company’s intention to voluntary delist American Depositary Shares (“ADSs’) representing its ordinary shares, which is anticipated to be effective prior to the opening of trading on August 10, 2023.

The ADS delisting will have no impact on the Company’s accounting standards, and IDEX Biometrics intends to continue its disclosures in compliance with applicable Norwegian financial market regulations. The delisting concerns only the ADSs listed on Nasdaq. The listing on the Euronext Oslo Børs of IDEX Biometrics shares (ticker IDEX) continues unchanged.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds beforehand. As of June 30, 2023, IDEX Biometrics continued to be considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants. Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q or current reports on Form 8-K. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities. Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their second fiscal quarter. As of June 30, 2023, IDEX Biometrics met the annual test against the criteria to remain considered a foreign private issuer.

August 9, 2023

The Board of Directors of IDEX Biometrics ASA

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CONSOLIDATED INTERIM financial INFORMATION

(UNAUDITED)

consolidated statements of PROFIT AND LOSS

consolidated Statements of COMPREHENSIVE Income

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

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CONSOLIDATED Statements of CHANGES IN Equity

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CONSOLIDATED Statements OF Cash FlowS

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Notes to THE CONSOLIDATED interim

financial STATEMENTS

1
The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company's Ordinary Shares are listed on the Euronext Oslo Børs, the stock exchange in Oslo, Norway, under the ticker IDEX. The Company’s American Depositary Shares (“ADSs”), each ADS representing 75 Ordinary Shares, are listed on Nasdaq, under the ticker symbol IDBA.

On July 21, 2023 IDEX Biometrics gave notice to the Nasdaq Stock Market of the Company’s intention to voluntary delist American Depositary Shares (“ADSs’) representing its ordinary shares, which is anticipated to be effective prior to the opening of trading on August 10, 2023. The ADS delisting will have no impact on the Company’s accounting standards, and IDEX Biometrics intends to continue its disclosures in compliance with applicable Norwegian financial market regulations. The delisting concerns only the ADSs listed on Nasdaq. The listing on the Euronext Oslo Børs of IDEX Biometrics shares (ticker IDEX) continues unchanged..

IDEX Biometrics has wholly owned subsidiaries in the United States, the United Kingdom, and China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2
Basis of preparation and accounting policies

These Consolidated interim financial statements for the three and six-month periods ended June 30, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2022, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2022. Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements. The Company does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months.

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The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the fourth quarter of 2023 to provide additional funding to support research and development and fund working capital. While the Company has been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

These interim financial statements were approved by the Board of Directors on August 9, 2023.

3
Risks

It is the duty of the Board of Directors to present the principal risks facing the Company in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

We have incurred significant operating losses and negative cash flows during the development stage of our business. While the Company has taken measures to significantly reduce operating expenses, it does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months. The Company is exploring all options to raise additional capital by the end of 2023 to fund commercialization efforts.

The Company's assets primarily consist of cash, working capital, and intangible assets. As of June 30, 2023, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations. The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During 2022, the Company has experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. Continued supply chain constraints may further affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s order stock and unit volumes expand.

4
Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

INTERIM REPORT

FIRST half 2023

The balances of customer accounts receivable as of June 30, 2023, and December 31, 2022, were $1.1 million and $1.3 million, respectively. There were no contract asset or contract liability balances at either of these dates.

IDEX Biometrics categorizes customers by geographic region utilizing the addresses to which we invoice our products or services. The Company’s products and service revenue by geographic region is as follows:

5
Compensation and benefits

Compensation and benefit expenses consist of costs for direct employees of the Company. Individual contractors are classified as Research and development expenses or Other operating expenses, as applicable.

The table below sets forth the number of employees and individual contractors by their function measured in full-time equivalents (FTE). Certain individuals are contractors because they live in countries in which the Company does not have a business presence.

IDEX Biometrics presents operating expenses by nature, in contrast to function. Accordingly, Compensation and benefits expenses includes the compensation and benefit costs for all employees. Cost of materials, net

INTERIM REPORT

FIRST half 2023

of inventory change, Research and development expenses, and Other operating expenses do not include the cost of personnel assigned to those activities.

6
Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Norwegian SkatteFUNN grants are recorded in the fourth quarter each year.

7
Related party transactions

The chair of the Board of Directors, Lawrence J. Ciaccia, provides to the Company, pursuant to a written agreement, consulting services for a fixed fee of $50 thousand per year.

Morten Opstad, a member of the Board, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during the first six months of 2023, resulting in charges of $35 thousand. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

INTERIM REPORT

FIRST half 2023

8
Non-current assets

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit for purposes of impairment testing.

9
Financial items

10
Income tax expense

The Company has significant accumulated tax losses. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

INTERIM REPORT

FIRST half 2023

11
Loss per share

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the anti-dilutive effect of exercisable subscription rights).

12
Shares and subscription rights

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of Ordinary Shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, and the grant expires on the fifth

INTERIM REPORT

FIRST half 2023

anniversary of the AGM at which the program was approved. Unvested subscription rights terminate on the holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on June 30, 2023, was NOK 1.67 per share.

The fair value at grant date of a subscription right is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on Ordinary Share prices quoted on the Euronext Oslo Børs and published interest rates. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

The Company operates an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Employees make payroll contributions to the ESPP over the course of six-month contribution periods, March-August, and September-February. At the end of each period, they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the contribution period.

The cost of the ESPP is amortized over each contribution period. The cost is based on the contribution amount, the 15% discount, and a Black-Scholes option pricing model at the beginning of the period.

13
Inventory

Inventory, consisting of raw materials (primarily semiconductor components and substrates), work-in-progress, and finished goods (completed fingerprint sensing devices available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are mainly caused by time between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question.

14
Events after the balance sheet date

On July 21, 2023 IDEX Biometrics gave notice to the Nasdaq Stock Market of the Company’s intention to voluntary delist American Depositary Shares (ADSs) representing its ordinary shares. The ADS delisting will have no impact on the Company’s accounting standards, and IDEX Biometrics intends to continue its disclosures in compliance with applicable Norwegian financial market regulations. The listing on the Euronext Oslo Børs of IDEX Biometrics shares (ticker IDEX) continues unchanged.

There have been no events between June 30, 2023, and the approval of these interim financial statements by the board of directors that have had any material impact on the Company’s results for the three months ended June 30, 2023, or the value of the Company’s assets and liabilities as of June 30, 2023.

INTERIM REPORT

FIRST half 2023

Responsibility statement

The Board of Directors and the Chief Executive Officer have today reviewed and approved the IDEX Biometrics ASA unaudited interim condensed consolidated financial statements as of June 30, 2023.

To the best of our knowledge, we confirm the following:

• The interim condensed consolidated financial statements with notes for the first half of 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting and additional disclosure requirements as stated in the Norwegian Securities Trading Act section 5-6.

• The interim condensed consolidated financial statements for the first half calendar year of 2023 give a true and fair view of the Company’s assets, liabilities, financial position, and results for the period viewed in their entirety.

• The report from the Board of Directors issued in concert with these condensed financial statements gives a true and fair view of the development, performance, and financial position of the Company, and a fair review of important events that have occurred during the first six months of the financial year and their impact on the interim condensed consolidated financial statements.

• A description of the principal risks and uncertainties for the remaining six months of the financial year have been disclosed in note 3 to the financial statements.

• Major related party transactions have been disclosed in note 7 to the financial statements.

• The report from the Board of Directors has been prepared in accordance with the Norwegian accounting act and generally accepted accounting practice in Norway.

August 9, 2023

The Board of Directors of IDEX Biometrics ASA

/s/ Lawrence John Ciaccia	/s/ Morten Opstad	/s/ Deborah Davis
Chair	Board member	Board member

/s/ Annika Olsson	/s/ Adriana Saitta	/s/ Stephen A. Skaggs
Board member	Board member	Board member

/s/ Vincent Graziani
Chief Executive Officer